Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jupiter TV Co., Ltd.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Liberty Global, Inc., of our report dated March 1, 2006, with respect to the consolidated balance sheets of Jupiter TV Co., Ltd. (formerly, Jupiter Programming Co. Ltd.) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K/A (Amendment No. 1) of Liberty Global, Inc.

KPMG AZSA & Co.

Tokyo, Japan

January 17, 2007